Financial Statements
Statement of Operations, page F-4

      1. We note your response to comment 4 of our letter dated February 6, 2006. As noted in your response, you are not a bank holding company, and as such the requirements of Article 9 of Regulation S-X are not applicable. The format of your Statement of Operations is therefore prescribed by Rule 5-03 of Regulation S-X. The purpose of Rule 5-03 is to indicate the various line items, which, if applicable, should appear on the face of the income statements. Given the nature of your operations as a specialty financing company, we continue to believe that the classification of certain expenses as "costs of sales" is not appropriate. As disclosed throughout your filing, your primary source of revenue is currently referral income, whereby you receive a referral fee from other lenders for referring interested borrowers. Since you are not actually selling a product (or generating sales), it is not appropriate to classify any expenses as "cost of sales." Please revise to label this line item "cost of revenues" on the face of your Statement of Operations and provide footnote disclosure of the costs which have been included in this line item for all periods presented.

            Company's Response: We have changed "cost of sales" on the face of the Statement of Operations to "cost of revenues" as the Commission has suggested.

            The Company would revise Footnote 2 - Summary of Significant Accounting Policies to include the following section after "Revenue Recognition":

            "Costs of Revenues

            The Company includes as costs of revenues all direct costs related to the production of the various revenue streams of the Company's business. In the current reporting period, the Company reported $189,725 in costs for the referral income-consolidation business, $10,185 in originating bank costs related to the Company's private student loan portfolio interest income, and $25,070 in servicing costs related to the Company's private student loan portfolio interest income."

      2. Please tell us how management tracks and determines the costs allocated to overhead expenses and those costs specifically related to your revenue streams (i.e. costs of revenue). In your response, please specifically tell us the following:

                  o The dollar amount of expenses which are attributable to your referral income-consolidation, referral income-private student loans, loan portfolio interest income, and consulting income; and
                  o The methodology utilized to allocate employee compensation and benefits expense among your revenues streams and overhead.

            Company's Response: Please refer to the Company's answer to question 1 for the dollar amounts of expenses which were attributable to referral income-consolidation, referral income-private student loans, and loan portfolio interest income. The nominal consulting income that the Company reported for the six months ended June 30, 2004 and the years ended December 31, 2003 and 2004 was a by-product of the development of expertise in the Company's business and had no incremental costs that the Company could separate or segregate as direct costs to offset as costs of revenue for those periods.

            The Company reports employee compensation and benefits entirely as overhead among the corporate general and administrative, sales and marketing, customer service/processing, and technology development expense areas.

      3. We note that you have presented two Net (Loss) line items. Please remove the first Net (Loss) line item from the face of your Statement of Operations or revise the label accordingly.


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            Company's Response: We have changed the first Net (Loss) line item to Net Profit/(Loss) before Other Income/(Expense) and the second Net (Loss) line item to Net Profit/(Loss).

Statement of Changes in Stockholders' Equity (Deficit), page F-5

      4. We note your response to comment 6. As part of your response you provided us with a draft of your revised Statements of Changes in Stockholders' Equity (Deficit) that presents restated equity balances as of January 1, 2003. Please revise to provide footnote disclosure that clearly explains the nature of the restatement and how such restated amounts were calculated. For example, if true, disclose that the restated equity balances reflect the effect of the exchange ratio established in the merger agreement.

            Company's Response: The Company would add additional footnote:

            "The Company restated its Statement of Changes in Stockholders' Equity to delete all references to the former public company (Pacific Technology, Inc.), the accounting acquiree, and to present only the equity of the former private company (Iempower, Inc.), the accounting acquirer in the reverse merger that transpired."

      5. Please revise to disclose what the line item "Effects of Reverse Merger" represents and how such amounts were calculated.

            Company's Response: The "Effects of Reverse Merger" summarizes the following transactions related to the reverse merger:

            1.) Elimination of nine hundred thousand (900,000) shares of Iempower preferred stock and ten million three hundred thousand (10,300,000) shares of Iempower common stock with book value of $480,450;

            2.) Six million eight hundred sixty-three thousand four hundred thirty-three (6,863,433) Pacific Technology common shares issued in share exchange to Iempower shareholders with book value of $446,653;

            3.) Four hundred sixty-six thousand five hundred nineteen (466,519) Pacific Technology common shares issued to Iempower shareholders for assumption of disclosed liabilities and reserve for undisclosed liabilities with book value of $30,360;

            4.) Three million six hundred thousand (3,600,000) shares of Pacific Technology shares previously issued by Pacific Technology remain outstanding after the reverse merger with a book value of $3,600.

Note 2: Summary of Significant Accounting Policies, page F-7
Student Loan Receivable

      6. We note your response to comments 7-8. You have disclosed throughout the filing that the transaction was accounted for as a reverse merger whereby Iempower has been treated as the accounting acquirer. However, in your response to comment 8 you stated that Iempower was the accounting acquiree (or target). If Pacific Technology was in fact the accounting acquirer, then the acquisition of Iempower would not be accounted for as a reverse merger. Please review your prior response and clarify to us which parties you have deemed to be the accounting acquirer and the accounting target and clearly explain the associated accounting treatment.

            Company's Response: The initial response should have stated that Iempower, Inc. was the accounting acquirer and that Pacific Technology was the accounting acquiree. Our response confused the legal versus the accounting treatments of the reverse merger.

      7. In your response to comment 8 you stated that Pacific Technology was a "shell" enterprise which acquired Iempower, a private operating company. Please note that we consider the merger of a private operating company into a non-operating public shell corporation with nominal net assets to be a capital transaction (recapitalization) in substance, rather than a business combination. While the accounting


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            for a recapitalization is similar to that of a reverse merger, disclosure of the transaction as a business combination would be inappropriate. We are also unclear as to how you determined that Pacific Technology met the definition of a shell company as of the acquisition date. It is our understanding based on your disclosure that the "operations" of Pacific Technology were sold to four principal stockholders concurrently with the exchange of shares for Iempower. This seems to indicate that at the date of the merger Pacific Technology was in fact an operating company whose operations were discontinued as a result of the merger with Iempower. Please clarify to us why you believe that Pacific Technology was a shell company at the date of the merger. If you continue to believe as such, please revise your disclosure throughout the filing to describe the transaction as a recapitalization, rather than a business combination.

            Company's Response: Pacific Technology should not have been characterized as a shell company for the accounting of this merger. Pacific Technology reported $189K in operating revenue the year before the merger. The merger with Iempower, Inc. provided the resulting entity with a better business model (financing private student loans) than the previous Pacific Technology business model (reselling CD-R and DVD-R products and services and other computer accessories and peripherals). This latter business activity was discontinued as a result of the merger with Iempower. Hence, the treatment of the merger of a private operating company with a public operating company as a business combination is appropriate.

Note 2: Summary of Significant Accounting Policies, page F-7
Student Loan Receivables

      8. We note your response to comment 9. Please revise to disclose the methodology used to determine the lower of cost or fair market value of your student loan receivables held for sale. Please note that the absence of a trading market for these receivables should not preclude a measurement of fair value. Under FASB Concept 7, if there are no observable transactions for similar assets or liabilities, an entity may be required to use estimates of future cash flows in the measurement of fair value. Refer to Concept 7 for further guidance in applying a discounted cash flow model to estimate the fair value of your student loan receivables.

            Company's Response: The Company will amend the following section on Student Loans Receivable:

            "Student Loans Receivable

            The Company values its student loans receivables at the lower of cost or market. The Company determined the fair value of its student loans receivable by reviewing valuations of the same or similar instruments held in the market, which have default, delinquency, repayment, and prepayment data characteristics which are not known to the Company but assumed to be comparable to the student loans receivable that the Company holds. The Company intends to sell or securitize student loans receivable at a time indefinite, such action largely dependent on the Company's ability to originate and/or hold similar student loans receivable to bundle for sale or securitization."

Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

      9. We note your response to comment 11. We note that you intend to expand your disclosure to discuss the nature of the different revenue streams. Please ensure that your revised disclosure explains your revenue recognition policy for each of the revenue stream.

            Company's Response: The Company will expand the previous footnote disclosure in answer to previous comment 11 to include the following:


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            "The Company recognized referral income from consolidations and private student loans when payments are received from referral partners, since referral partners only remit payments for those borrowers after the referred borrower has completed the loan process. Interest income on student loans receivable is recognized in accordance with FAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.

            Consulting revenues were recognized under the completed performance method."

Note 2: Summary of Significant Accounting Policies
Fair Value of Financial Statements, page F-9

      10. We note your response to comment 13. As stated in comment 8 above, the absence of a trading market for your student loan receivables should not preclude a measurement of fair value. While there may not be an active and liquid market for the student loan receivable there are valuation alternatives which you could apply to determine the fair value of such financial instruments. Please revise your disclosure to include the fair market valuations of these financial instruments. Please refer to paragraphs 22 and 27 of SFAS 107.

            Company's Response: The Company amends its previous answer to the comment 13 as follows for student loans receivable:

            "Assets with fair values exceeding carrying amounts

                                                      Carrying value  Fair Value
            Student loans receivable, held for sale   $158,479        $170,959

            The Company determined the fair value of its student loans receivable by reviewing valuations of the same or similar instruments held in the market, which have default, delinquency, repayment, and prepayment data characteristics which are not known to the Company but assumed to be comparable to the student loans receivable that the Company holds."

Stock Based Compensation, page F-9

      11. We note your response to comment 14. Please revise your filing to include the significant assumptions used to estimate the fair values of the options and the methodology used to determine the fair value. Refer to paragraph 47(d) of SFAS 123.

            Company's Response: The significant assumptions used to estimate the fair value of the stock-based employee compensation include the following:

            Risk-free interest rate of 3.00%
            Expected life of stock-based compensation of ten (10) years Volatility of 60%
            No expected dividends

            The Black-Scholes option pricing model was used to estimate the fair value of the stock-based employee compensation for this pro forma presentation.

Note 4: Provision for Income Taxes, page F-11

      12. We note your response to comment 15. As previously requested, please revise your filing to include all disclosures required by SFAS 109. Refer to the disclosure requirements described in paragraphs described in paragraphs 43 to 49 of SFAS 109.

            Company's Response: The Company will amend this note by adding the following paragraph:


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            "The Company's deferred tax asset, which the Company has set aside a valuation allowance at an equal amount, is due to the expected tax benefit of the Company's net operating losses. To-date, the Company's operations have not generated federal, state, or local taxes beyond the minimum filing requirements, which can not and have not been mitigated by operating loss carry forwards. The Company does not have effective tax rate due to the Company's lack of profits to-date."

            Further the Company will disclose the following schedule of net operating loss carry forwards:

            December 31, 2000      $  336,000
            December 31, 2003      $  134,000
            December 31, 2004      $1,860,000
            June 30, 2005          $4,070,000

            Most, if not all of the disclosures that the Commission has requested the Company to include in the footnotes for this section does not apply to the Company, as the Company has not been in position to generate income taxes due to any governmental entity.

Note 5: Stockholders' Equity
Preferred Stock, page F-12

      13. We note your response to comment 16. You note in your response that Series A Preferred shares do not meet the requirements of paragraph 12(b) of SFAS 133, because the Series A Preferred Stock "is not remeasured at fair value under otherwise applicable GAAP." However, the requirement of 12(b) is that the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles. Therefore, it would appear that your Series A Preferred Stock does, in fact, meet the criteria in paragraph 12(b). Therefore, as previously requested please tell us how you considered the guidance in paragraphs 12-16 of SFAS 133 in determining whether the conversion feature embedded in your preferred stock meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.

            Company's Response: As per paragraph 11 of SFAS 133, contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position shall not be considered derivative instruments for the purposes of SFAS 133. The Company's preferred stock is indexed to its own Common Stock in both terms of conversion and measurement and is classified in the stockholders' equity section of the Company's statement of financial position.

            SFAS 133 paragraph 13 does not apply to the Company's preferred stock since there is not an interest payment feature to this issuance.

            SFAS 133 paragraph 14 does not apply to the Company's preferred stock since it is neither an interest-only strip nor a principal-only strip issuance.

            SFAS 133 paragraph 15 does not apply to the Company's preferred stock since there is not foreign currency aspect to this issuance.

      14. We note your response to comment 17. In your response you acknowledged that your preferred stock contained a beneficial conversion feature. If your analysis under comment 13 above determines that the conversion feature in your preferred stock did not require bifurcation under SFAS 133, please advise us as follows:

                  o Tell us how you considered the guidance in paragraph 13 of APB 20 in determining whether your lack of recognition of a beneficial conversion feature represents an error in previously issued financial statements.


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                  o     Tell us how you considered the guidance in 17-26 of APB
                        9 in determining whether the correction of this error would require you to restate prior period financial statements.
                  o Tell us how you determined $5.75 to be the fair value per common share for purposes of determining the beneficial conversion feature. Advise us as to which date you are using to determine the fair value per share.

            Company's Response: SFAS 154, Accounting Changes and Error Corrections, replaced APB 20, Accounting Changes, effective May 2005. The Company's treatment of the beneficial conversion feature in our preferred Series A convertible stock does not represent a change in accounting principle, a change in accounting estimate, a change in accounting estimate effected by a change in accounting principle, a change in reporting entity, an error in previously issued financial statements, an indirect effect of a change in accounting principle, a restatement, nor a retrospective application of a different accounting principle.

            Since the Company's treatment of the beneficial conversion feature in our preferred Series A convertible stock is not deemed by the Company to be in error, APB 9, Reporting the Results of Operations, while relevant to the overall presentation of the Company's financial statements, is not relevant for restating prior period financial statements.

            The Company determined $5.75 as the fair value per common stock for purposes of determining the beneficial conversion feature as this was the adjusted close of our publicly traded common stock on the date the Series A preferred stock was issued (February 4, 2005).

      15. We note your response to comment 19. In your response you stated that you do not believe that your warrants meet the conditions in paragraph 6(c) of SFAS 133 because the terms do not permit net settlement. For each warrant issuance, please provide us with a detailed analysis of how you determined that the contracts do not require or permit net settlement based on the criteria outlined in paragraph 9 of SFAS 133. For example, in response to comment 18 you stated that the 227,500 warrants issued in 2005 contained a cashless exercise feature. As a cashless exercise feature permits the holder to exercise the warrant without paying the exercise price in cash and instead receive the intrinsic value in an equivalent number of shares, this feature is a net settlement alternative.

            Company's Response: All of the Company's warrants have the same structure and contract, with the only variables being the exercise price and holder. Our original response to comment 19 still applies to all warrants issued by the Company. The detailed analysis that the Commission requests was provided in the original response to comment 19. Those warrants of the Company that have a cashless exercise feature do not have a net settlement alternative, as there is no alternative to settlement other than cashless exercise. Warrants that have an exercise price of $0.00, i.e. cashless exercise, will still fall under the Company's application of SFAS 133 6(c) that was included as our original response to comment 19.

      16. We note your responses to comment 20. In your response you state that the contract permits settlement in unregistered shares under the assumption that "the issuer effectively controls the conditions for registration of shares related to settlement." This statement directly conflicts with the first sentence in paragraph 14 of EITF 00-19 that states that "the events or actions necessary to deliver registered shares are not controlled by a company." For each warrant issuance, please provide us with a detailed analysis of how determined that ALL of the conditions for equity classification in EITF 00-19 have been met. When discussing each criterion, please describe the pertinent terms of each contract.

            Company's Response: The Company's parenthetical notwithstanding, the test here is still whether the contract permits the company to settle in unregistered shares. To summarize each test along with the Company's response to each test for all warrants, since all have the same structure and contract.


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            The EITF states that all of the following conditions must be satisfied in order to classify a contract as an equity instrument (Company's assertion underlined for each test):

                        a. The contract permits settlement in unregistered shares. The Company issued warrants at time of issuance in unregistered shares.
                        b. There are sufficient authorized, unissued shares to settle the contract, after considering all other outstanding commitments. The Company had authorized unissued shares to settle each warrant contract, albeit in unregistered shares.
                        c. The contract contains an explicit limit on the number of shares to be issued. Each warrant contract is specific as to number of shares to be issued.
                        d. There are no required cash payments to the counter party based on the issuer's failure to make timely SEC filings. There are no contingent payments in the Company's warrants required by the issuer if the issuer fails to make timely SEC filings.
                        e. There are no "make whole" provisions to compensate the holder after he sells the shares issued in the market at a price below some defined threshold value. There is no "make whole" or "look back" features to the warrant contract that requires the Company to compensate the warrant holder in any circumstance.
                        f. Requirements for net cash settlement are accompanied by similar requirements for existing shareholders. The warrant contracts have no linkage to requirements for existing or future shareholders.
                        g. There are no provisions that indicate that the counter parties have rights greater than those of the actual shareholders. The warrant contracts do not generate rights to the warrant holders greater than the rights of the actual shareholders.
                        h. There is no requirement for any collateral posting for any reason. The warrant contracts require no collateral posting either by the warrant holder or the Company.

            The Company reasserts that the Company's warrants, as currently issued and outstanding, meet all of the above requirements to be accounted for as an equity instrument.

Note 7: Credit Line with Universal Finanz Holding Co., Page F-13

      17. We note your response to comment 21. Please revise your filing to disclose that no amounts were outstanding under the credit lines as of December 31, 2005.

            Company's Response: The Company will add a comment to this note disclosing that no amounts were outstanding under the credit lines as of June 30, 2005, the date the fiscal year ended for the Form 10-KSB that this comment letter is directed.


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